UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month

May 2005

Commission File Number

0-26636

ASIA PACIFIC RESOURCES LTD.

Suite 405 - 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F    X     Form 40 F

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes        No   X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

May 13, 2005

DESCRIPTION:

Unaudited Interim Financial Statements and Management Discussion & Analysis for the three months ended March 31, 2005

Form 52-109FT2 - Certification of Interim Filings - Chief Executive Officer and Form 52-109FT2 - Certification of Interim Filings - Chief Financial Officer for Unaudited Interim Financial Statements and Management Discussion & Analysis for the three months ended March 31, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      ASIA PACIFIC RESOURCES LTD.

                                        (Registrant)

Date  May 13, 2005

By                                        "Doris Meyer"

                                        (Signature)

Doris Meyer, Assistant Corporate Secretary

Asia Pacific Resources Ltd.

ASIA PACIFIC RESOURCES LTD.

 MANAGEMENT DISCUSSION AND ANALYSIS

FIRST QUARTER REPORT

 FOR THE THREE MONTHS ENDED MARCH 31, 2005

(Unaudited)

Prepared by Management

Notice to Reader

This Management Discussion and Analysis and the related consolidated interim financial statements and notes to consolidated financial statements have not been reviewed by the Company Auditors.

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three month period ended March 31, 2005

Unaudited (expressed in Canadian dollars)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY'S

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management discussion and analysis ("MD&A") of Asia Pacific Resources Ltd. (the "Company" or "Asia Pacific") should be read in conjunction with the accompanying unaudited consolidated financial statements for the three month period ended March 31, 2005 and with the audited consolidated financial statements for the years ended December 31, 2004 and 2003, and the 10 months ended December 31,  2002 of which are available at the SEDAR website at www.sedar.com.

All financial information in this MD&A is prepared in accordance with Canadian generally accepted accounting principles and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

The effective date of this report is May 10, 2005.

FORWARD LOOKING STATEMENTS

This document contains "Forward Looking Statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, and Asia Pacific's future plans are forward looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward looking statements are based upon estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management's estimates or opinions change.

Description of the Business

Asia Pacific is incorporated in New Brunswick, Canada and is in the business of exploring and developing its potash concession in Thailand.  The Company is an exploration stage enterprise and holds a 90% direct and indirect beneficial interest in Asia Pacific Potash Corporation ("APPC"), a company incorporated in Thailand that holds the Udon Thani Potash Concession situated in North East Thailand. The Government of Thailand has a 10% carried interest.

The Company is a reporting issuer in all of the Canadian jurisdictions, a foreign private issuer to the Securities and Exchange Commission and trades on the Toronto Stock Exchange under the symbol APQ.

OVERVIEW OF BUSINESS

The overview of the Company's business is unchanged from that described in the Company's management discussion and analysis of the fiscal year ended December 31, 2004 as filed on Sedar.

RESULTS OF OPERATIONS

Summary

The Company incurred a net loss of $1.17 million for the three month period ended March 31, 2005, compared to a loss of $801,345 for the three month period ended March 31, 2004.

At March 31, 2005 working capital was $6 million compared to $7 million at December 31, 2004.

Results of operations

The Company incurred a net loss of $1.17 million for the three month period ended March 31, 2005, compared to a loss of $801,345 for the three month period ended March 31, 2004.

2

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three month period ended March 31, 2005

Unaudited (expressed in Canadian dollars)

The net loss includes a non-cash stock compensation expense of $110,635 relating to the variable priced options as fully described in the December 31, 2004 financial statements.

Interest received and other income was $29,448 for the three months to March 31, 2004 compared to $845 for the comparable period to March 31, 2004 a reflection of the higher cash balances in the current period.

Accounting and legal fees were $60,453 for the three months ending March 31, 2005 compared to $89,980 for the three months ending March 31, 2004.  Professional fees in Thailand relating to the Udon North issue are no longer being incurred.

Consulting fees have increased to $224,231 for the three months ending March 31, 2005 compared to $114,150 for the three months ending March 31, 2004.  Consulting costs in 2005 include payments to the Company's financial advisor in the People's Republic of China.

Promotion and travel was $212,717 for the three months ended March 31, 2005 compared to $303,573 for the same period in 2004.  The expense category includes travel costs, an active public information programmes in N.E. Thailand and external relations costs relating to working with the government at all levels to process the Company's mining license application.

Transfer fees and filing costs reduced to $20,018 for the three months ended March 31, 2005 from $34,373 for the same period in 2004.

UPDATE ON THE PROJECT

Investing activities with respect to expenditures on the potash concession were $0.2 million in the three months to March 31, 2005 compared to $0.1 million for three months to March 31, 2004.  Expenditure in 2005 has been on environmental monitoring and maintenance of the property.

Development of the Udon South project remains the Company's first priority. exploration, engineering and environmental activities for the Udon South Project have all been completed and the project, subject to the grant of the Mining License, is ready for financing and construction.   The management discussion and analysis report for the year ended December 31, 2004 fully describes the Company's progress to date.

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the eight most recently completed quarters are summarized below:

	3 months ended March 31, 2005	3 months ended December 31, 2004	3 months ended September 30, 2004	3 months ended June 30, 2004	3 months ended March 31, 2004	3 months ended December 31, 2003	3 months ended September 30, 2003	3 months ended June 30, 2003
Total revenues	29,448	$33,113	$23,233	$8,953	$845	$6,842	$13,947	$30,932
Net loss	(1,166,837)	(2,496,441)	(133,823)	(254,190)	(801,345)	(1,324,913)	(538,163)	(1,489,696)
Net loss per share	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)	(0.01)	(0.00)	(0.00)

The Company is an exploration stage enterprise. At this time any issues of seasonality or market fluctuations do not impact revenues or expenditure.

Foreign exchange movement impacts the Company's quarterly performance. Foreign currency monetary assets and liabilities, including the monetary assets and liabilities of the Company's integrated subsidiaries, are translated into Canadian dollars at the exchange rate in effect at the balance sheet date.  Non-monetary assets, liabilities, revenues and expenses are translated into Canadian dollars at the rate of exchange prevailing on the respective dates of the transactions. Exchange gains and losses on translation are included in the statement of loss.

3

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three month period ended March 31, 2005

Unaudited (expressed in Canadian dollars)

LIQUIDITY

At March 31, 2005 the working capital of the Company was $6.0 million compared to $7.0 million at December 31, 2004.

Other than for administrative expenditures, the Company will continue to spend funds on the ongoing development of its potash project, in particular, responding to issues raised in the review of its application for a Mining License.

The Company has been engaged in discussions with prospective partners to secure financing for development of its potash concession but there is no assurance that these discussions will be concluded successfully or the financing achieved.

CONTRACTUAL COMMITMENTS

Contractual Commitments for expenditure by the Company are unchanged from that described in Note 11 of the Company's audited consolidated financial statements for the fiscal year ended December 31, 2004 as filed on Sedar.

CONTINGENCIES

Contingencies for expenditure by the Company are unchanged from that described in Note 12 of the Company's audited consolidated financial statements for the fiscal year ended December 31, 2004 as filed on Sedar.

PROPOSED TRANSACTIONS

The Company continues its ongoing fund raising efforts to ensure that it can meet its commitments on receipt of the Mining License; for working capital and administrative expenses; to purchase additional land and/or surface rights and ultimately for construction of the mine facilities. There is no assurance that the Company will be able to raise some or all of the required funds.

Other than as discussed herein, the Company is not aware of any trends, demands, commitments, events or uncertainties that may result in the Company's liquidity materially decreasing over and above current projected expenditures.

CRITICAL ACCOUNTING POLICIES

The critical accounting policies of the Company are unchanged from that described in the Company's management discussion and analysis of the fiscal year ended December 31, 2004 as filed on Sedar.

RISKS AND UNCERTAINTIES

The risks and uncertainties affecting the Company are unchanged from that described in the Company's management discussion and analysis of the fiscal year ended December 31, 2004 as filed on Sedar.

OUTSTANDING SHARE DATA

The Company's authorized share capital is unlimited.

	Common Shares Issued and Outstanding	Common Share Purchase Warrants	Common Share Purchase Options
Balance March 31, 2005	598,585,796	145,569,215	27,574,500
Warrants exercised	193,000	(193,000)	-
Balance May 10, 2005	598,778,796	145,376,215	27,574,500

4

ASIA PACIFIC RESOURCES LTD.

(An exploration stage enterprise)

Management Discussion and Analysis

Three month period ended March 31, 2005

Unaudited (expressed in Canadian dollars)

From April 1, 2005 to May 10, 2005 the Company issued 193,000 units pursuant to the exercise of broker stock purchase warrants for proceeds of $22,195. A unit comprised one common share and one common share purchase warrant entitling the holder to purchase one common share at an exercise price of $0.125 until May 26, 2006.  The share purchase warrant portion of the unit is already included in the March 31, 2005 balance as a conditional item.

5

ASIA PACIFIC RESOURCES LTD.

FIRST QUARTER REPORT

FOR THE THREE MONTHS ENDED MARCH 31, 2005

Unaudited (prepared by management)

Stated in Canadian dollars

Notice to Reader

These interim consolidated financial statements of Asia Pacific Resources Ltd. have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.  In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its external auditors have not reviewed these interim consolidated financial statements, notes to financial statements and the related quarterly Management Discussion and Analysis.

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Balance Sheets

March 31, 2005 and December 31, 2004

(Expressed in Canadian dollars)

ASIA PACIFIC RESOURCES LTD.
(An exploration stage enterprise)
Consolidated Balance Sheets
(Expressed in Canadian dollars)

March 31,			December 31,
2005			2004
ASSETS

CURRENT
Cash and cash equivalents	$5,974,143		$7,138,196
Accounts receivable	16,004		4,704
Prepaid expenses	253,193		54,072
Other current assets	124,468		99,028
	6,367,808		7,296,000
INVESTMENT IN POTASH CONCESSION (Note 3)	90,919,247		90,749,721
INVESTMENT IN LAND	7,949,866		7,946,308
PROPERTY AND EQUIPMENT (Note 4)	298,795		255,108
	$105,535,716		$106,247,137

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$324,027		$328,840
FUTURE INCOME TAXES	14,203,565		14,231,127
	14,527,592		14,559,967

SHAREHOLDERS' EQUITY

Share capital (Note 5 (a))	170,350,153		169,939,997
Contributed surplus (Note 5 (d))	2,357,033		2,279,398
Deficit	(81,699,062)		(80,532,225)
	91,008,124	-	91,687,170
	$105,535,716		$106,247,137

GOING CONCERN (Note 1)
COMMITMENTS (Note 7)
CONTINGENCIES (Note 7)

APPROVED BY THE DIRECTORS

signed "John Bovard"	signed "Robert G. Connochie"
John Bovard, Director	Robert G. Connochie, Director

See accompanying Notes to the Consolidated Financial Statements.

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Statements of Loss and Deficit

For the three months ended March 31, 2005 and March 31, 2004

(Expressed in Canadian dollars)

	Three months ended
	March 31, 2005	March 31, 2004
	(Unaudited)	(Unaudited)

EXPENSES
Accounting and legal	$60,453	$89,980
Amortization of property and equipment	17,070	10,243
Consulting	224,231	114,150
Interest and bank charges	1,006	10,693
Office and miscellaneous	105,214	80,952
Promotion and travel	212,718	303,573
Rent	26,472	20,657
Salaries	360,214	237,295
Stock compensation expense	110,635	(413,206)
Transfer fees and filing costs	20,018	34,373
	1,138,031	488,710

LOSS BEFORE THE UNDERNOTED	(1,138,031)	(488,710)

INTEREST AND OTHER INCOME	29,448	845
FOREIGN EXCHANGE (LOSS) GAIN	(58,254)	(313,480)
WRITE-DOWN OF PROPERTY AND EQUIPMENT	-	-
LOSS BEFORE INCOME TAXES	(1,166,837)	(801,345)

FUTURE INCOME TAX RECOVERY	-	-
NET LOSS FOR THE PERIOD	(1,166,837)	(801,345)

DEFICIT, BEGINNING OF PERIOD	(80,532,225)	(76,846,426)

DEFICIT, END OF PERIOD	$(81,699,062)	$(77,647,771)

LOSS PER SHARE	$(0.00)	$(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	595,808,921	464,469,448

See accompanying Notes to the Consolidated Financial Statements.

ASIA PACIFIC RESOURCES LTD.

Interim Consolidated Statements of Cash Flows

For the three months ended March 31, 2005 and March 31, 2004

(Expressed in Canadian dollars)

	Three months ended
	March 31,	March 31,
	2005	2004
	(Unaudited)	(Unaudited)

CASH FLOW FROM OPERATING ACTIVITIES
Net loss for the period	$(1,166,837)	$(801,345)
Items not involving cash
Amortization of property and equipment	17,070	10,243
Stock compensation expense	110,635	(413,206)
Write-down of property and equipment	-	-
Foreign exchange loss	(27,562)	317,421
	(1,066,694)	(886,887)
Change in non-cash operating working capital items	(240,674)	127,546
	(1,307,368)	(759,341)

CASH FLOW FROM FINANCING ACTIVITIES
Issue of share capital	377,156	-
Exercise of stock options	-	13,500
Receipt of convertible loan	-	2,622,600
	377,156	2,636,100

CASH FLOW FROM INVESTING ACTIVITIES
Purchase of capital assets	(60,757)	(5,801)
Investment in potash concession	(169,526)	(89,355)
Deposit	-	(11,076)
Land	(3,558)	-
	(233,841)	(106,232)
NET CASH INFLOW (OUTFLOW)	(1,164,053)	1,770,527
CASH POSITION, BEGINNING OF PERIOD	7,138,196	383,733
CASH POSITION, END OF PERIOD	$5,974,143	$2,154,260

Supplemental Disclosure:
Change in non-cash operating working capital items:
Accounts receivable	(11,300)	38,478
Prepaid expenses and deposits	(199,121)	48,301
Other current assets	(25,440)	(1,807)
Accounts payable and accrued liabilities	(4,813)	42,574
	$(240,674)	$127,546
Cash receipts for interest	$29,448	$845
Cash payments for interest	$-	$10,693

See accompanying Notes to the Consolidated Financial Statements.

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three month periods ending March 31, 2005

Unaudited (expressed in Canadian dollars)

1.

NATURE OF OPERATIONS

Asia Pacific Resources Ltd. (the "Company") is incorporated in New Brunswick, Canada and is in the business of exploring and developing its potash concession in Thailand.  These consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assumes the realization of assets and settlement of liabilities in the normal course of business.  The Company incurred a net loss of $1.17 million for the three months ended March 31, 2005 compared to the net loss of $801,345 at March 31, 2004.

The Company's continuing ability to meet its obligations as they come due, complete development of the potash concession and continue as a going concern, is dependent upon its ability to raise additional funds.

These consolidated financial statements do not give effect to adjustments that would be necessary to the carrying values and classifications of assets and liabilities should the Company be unable to continue as a going concern.

2.

ACCOUNTING POLICIES

These interim consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements and should be read in conjunction with the consolidated financial statements and the accompanying notes for the year ended December 31, 2004 that may be read on www.sedar.com.

3.

INVESTMENT IN POTASH CONCESSION

The investment in potash concession consists of the following:

March 31, 2005
Balance, beginning of period	$90,749,721
Deferred exploration and development expenditures	169,526
Balance, end of period	$90,919,247

4.

PROPERTY AND EQUIPMENT

	March 31 2005			December 31, 2004

		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Furniture and fixtures	$298,523	$230,964	$67,559	$58,026
Exploration equipment	11,598	11,598	-	-
Vehicles	63,743	63,568	175	231
Leasehold improvements	178,205	119,411	58,794	47,354
Computer equipment	302,485	130,218	172,267	149,497
	$854,554	$555,759	$298,795	$255,108

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three month periods ending March 31, 2005

Unaudited (expressed in Canadian dollars)

5.

SHARE CAPITAL

a)

Details of share capital from December 31, 2004 to March 31, 2005 are as follows:

	Number
	of shares	Amount

Balance at December 31, 2004	595,367,046	$169,939,997
Warrants exercised	3,018,750	377,156
Fair value of shares issued for compensation	200,000	33,000
Balance at March 31, 2005	598,585,796	170,350,153

b)

Share purchase warrants outstanding at March 31, 2005:

Number of	Exercise
Shares	Prices $	Expiry Date

123,324,852	0.125	May 26, 2006 *
9,918,100	0.115	May 26, 2006 **
9,918,100	0.125	May 26, 2006 ***
2,408,163	0.170	May 2, 2005 ****
145,569,215

*  Each warrant entitles the holder to acquire one common share of the Company at a price of C$0.125 from the date of issue until the earlier of May 26, 2006 and 10 business days following the deemed receipt by the holder of notice by the Company of the issuance of the Udon South Mining License.

**  Each broker warrant entitles the holder to purchase one broker unit at a price of $0.115 for each broker warrant exercised.  Each broker unit consists of one common share and one common share purchase warrant entitling the holder to acquire one common share at a price of $0.125 until May 26, 2006.

*** These common share purchase warrants are not outstanding at March 31, 2005 and will be issued as the broker units described in ** above are exercised.

**** These warrants expired unexercised on May 2, 2005.

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three month periods ending March 31, 2005

Unaudited (expressed in Canadian dollars)

5.

SHARE CAPITAL (Continued)

A summary of share purchase warrant activity during the three month period ending March 31, 2005 is as follows:

Weighted
Average
Exercise
SharesPrice

Balance, December 31, 2004	148,587,965	$0.130
Exercised	(3,000,000)	0.125
Exercised	(18,750)	0.115
Balance, March 31, 2005	145,569,215	$0.130

c)

A summary of share option activity during the three month period ending March 31, 2005 is as follows:

	Options Outstanding
	Number of	Weighted
	Common	Average
	Shares	Exercise Price
Balance, December 31, 2004	21,574,500	0.10
Granted	6,000,000	0.18
Balance, March 31, 2005	27,574,500	$0.11

The following table summarizes information concerning outstanding and exercisable options at March 31, 2005:

Number	Number	Exercise
of Options	of Options	Price
Outstanding	Exercisable	per Share	Expiry Date

16,874,500	11,199,667	$0.099	September 9, 2007
2,700,000	1,800,000	0.077	November 24, 2007
1,000,000	333,333	0.065	May 18, 2008
1,000,000	-	0.100	September 6, 2009
6,000,000	-	0.180	July 31, 2005
27,574,500	13,333,000

The weighted average exercise price of the 13,333,333 exercisable stock options at March 31, 2005 is $0.10.

Stock options outstanding at March 31, 2005 consist of 27,574,500 options some of which have variable exercise prices as described above. The weighted average exercise price has been calculated based on the exercise price which is effective until the next anniversary of the grant date.

ASIA PACIFIC RESOURCES LTD.

Notes to the Consolidated Financial Statements

For the three month periods ending March 31, 2005

Unaudited (expressed in Canadian dollars)

d)

Contributed surplus

Balance at December 31, 2004	$2,279,398
Stock issued for compensation	(33,000)
Stock compensation expense	110,635
Balance at March 31, 2005	$2,357,033

6.

RELATED PARTY TRANSACTIONS

Related party transactions not disclosed elsewhere in these financial statements include consulting and management fees of $98,852 (three months ended March 31, 2003 - $72,095) paid to directors or officers or to companies controlled by or affiliated to directors or officers.

7.

COMMITMENTS AND CONTINGENCIES

On January 10, 2005, and as amended on March 24, 2005 to recognise the focus of government officers on  post Tsunami recovery efforts, the Company entered into a new agreement with PAG Worldwide Limited ("PAG"), specialist advisors, to assist the Company to secure an Udon South Mining License ("USML"). The new agreement includes a series of milestone events leading up to the public consultation process, after which the Minister of Primary Industry and Mines is expected to make a decision on the USML Application.  Progress payments will be paid to the specialist advisors upon successful completion of the milestone events, with the balance of the success fee payable on receipt of a commercially acceptable Mining Lease.

Interim success fees will be paid provided that two defined interim milestones are completed no later than May 31, 2005 in the amount of US$200,000.  Upon receipt of the USML before September 30, 2005, the Company shall pay PAG a cash success fee of US$5 million, less the interim success fee, as to US$1 million 30 days following receipt of the USML and the remainder 90 days later.

Pursuant to the Agreement and the Company's 2002 Plan, the Company granted PAG an option to acquire up to 6,000,000 common shares of the Company at an exercise price of C$0.18 ("PAG Option"). The PAG Option will only vest if the USML is received prior to September 30, 2005 and will be exercisable for 90 days from the USML grant date and expire not later than December 31, 2005.

Pursuant to the Agreement, and immediately following receipt of the USML the Company shall issue PAG 2,000,000 units consisting of one common share of the Company and a warrant, exercisable for a period of ninety days following its relevant issuance date, to acquire one common share of the Company at an exercise price of C$0.18 per share.

PAG are at arm's length to the Company and have specific regional expertise to assist the Company to secure a commercially viable USML.

8.

SUBSEQUENT EVENTS

Pursuant to the exercise of broker warrants to purchase broker units, on April 12, 2005 the Company issued 193,000 common shares and 193,000 common share purchase warrants exercisable to buy common shares of the Company at an exercise price of $0.125 until they expire on May 26, 2006 for proceeds of $22,195.

Suite 405, 555 Sixth Street, New Westminster, BC, V3L 5H1

Tel: (604) 516-0566  |  Fax: (604) 516-0568

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, John Bovard, President and Chief Executive Officer of Asia Pacific Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Asia Pacific Resources Ltd. (the "Issuer") for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Dated:

May 13, 2005

"signed" John Bovard

______________________________________________

John Bovard, President and Chief Executive Officer

Suite 405, 555 Sixth Street, New Westminster, BC, V3L 5H1

Tel: (604) 516-0566  |  Fax: (604) 516-0568

Form 52-109FT2 - Certification of Interim Filings during Transition Period

I, Robert A. Scott, Chief Financial Officer and Corporate Secretary of Asia Pacific Resources Ltd., certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of Asia Pacific Resources Ltd. (the "Issuer") for the interim period ending March 31, 2005;

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the period presented in the interim filings.

Dated:

May 13, 2005

"signed" Robert A. Scott

_____________________________________________________

Robert A. Scott, Chief Financial Officer and Corporate Secretary